ZI CORPORATION RESPONDS TO NUANCE'S CANADIAN PATENT INFRINGEMENT CLAIMS

CALGARY, AB, August 27, 2008 - Zi Corporation (NASDAQ:ZICA) (TSX:ZIC) ("Zi" or the "Company") today announced that it received notice from Nuance Communications, Inc. ("Nuance") of a patent infringement lawsuit filed against Zi in the Federal Court in Toronto, Canada. The claim accuses Zi of infringing on the intellectual property of Tegic Communications, Inc. ("Tegic") with its Qix and eZiText products. Tegic was recently acquired by Nuance. The patents referenced by Nuance are Canadian Patent Numbers 2,399,961 and 2,278,549, both entitled "Reduced Keyboard Disambiguating System."

Milos Djokovic, President and CEO of Zi stated: "Zi takes intellectual property rights seriously and has no reason to believe that it infringes any patent claims of Nuance. This suit, in conjunction with the motion of contempt filed by Nuance on August 19, 2008 against Zi, represents a questionable course of action by Nuance in light of its failed proposal to acquire Zi at a low valuation on August 14, 2008. The timing of these motions raises serious questions as to the real motivation of these claims and we remain disappointed that Nuance is resorting to these tactics to acquire Zi without recognizing its full value. We will vigorously defend ourselves in this litigation proceeding and continue to examine all legal remedies available to us with respect to Nuance's tactics."

Zi reported on August 15, 2008 that it had declined to enter into negotiations with Nuance for a cash offer for Zi shares at a price of US$0.80 per common share, after Zi's board of directors concluded that such proposal did not recognize the full value of Zi.

About Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties, including the merits of the Nuance litigation. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma and Qix™ are trademarks of Zi and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:
Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com